[JENKENS & GILCHRIST LETTERHEAD]




                                January 24, 2005


VIA TELECOPIER AND FIRST CLASS MAIL


(202) 942-9585


David Ritenour, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549

                              RE: PHOTOMEDEX, INC.
                       REGISTRATION STATEMENT ON FORM S-3
                               FILE NO. 333-120921

Dear Mr. Ritenour:

      Per our earlier conversations, PhotoMedex, Inc. is hereby requesting that the effectiveness of the Registration Statement on Form S-3 (File No. 333-120921) be accelerated to Monday, January 24, 2005 at 5:00 p.m.. (Eastern
Time). We enclose copies of the Company's request for acceleration and the additional acknowledgement letter (referenced in the Staff's December 21, 2004 correspondence), each dated as of January 24, 2005. If you have any further questions, please call me at my office.

                                        Very truly yours,

                                        /s/ Kenneth M. H. Hoff

                                        Kenneth M.H. Hoff
                                        for JENKENS & GILCHRIST, LLP

ENCLOSURE

cc:      DENNIS M. MCGRATH
         JEFFREY P. BERG, ESQ.